EXHIBIT 3.3

FIRST AMENDMENT

TO

AMENDED AND RESTATED BY-LAWS

(adopted as of June 7, 2006)

OF

SILGAN HOLDINGS INC.

(hereinafter called the “Corporation”)

This First Amendment to Amended and Restated By-laws of the Corporation amends the Amended and Restated By-laws of the Corporation as follows (adopted as of November 6, 2007):

1.	ARTICLE V of the Amended and Restated By-laws of the Corporation is amended to add the following new Section 5.7 to the end thereof immediately by following Section 5.6:

5.7 Electronic Securities Recordation. Notwithstanding the provisions of Sections 5.1, 5.2, 5.3 and 5.4 of this Article V, without any further approval of or action by the Board the Corporation may adopt a system of issuance, recordation and transfer of its stock by electronic or other means not involving any issuance of certificates, provided the use of such system by the Corporation is permitted by applicable law.